November 22, 2024

Robert Suffoletta
Partner
LUMOS PHARMA, INC.
Wilson Sonsini Goodrich & Rosati
900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546

        Re: LUMOS PHARMA, INC.
            Schedule 14D-9 filed November 14, 2024
            File No. 005-86491
Dear Robert Suffoletta:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed by
Certain Unaudited Prospective Financial Projections of Lumos, page 29

1. Given that your shareholders may receive payments pursuant to the terms of the CVR related to the company's future operations, please revise this section to disclose the full financial projections instead of their summary. Refer to Item 8 of
Schedule 14D-
       9 and corresponding Item 1011(c) of Regulation M-A, which provision requires a filer to furnish additional material information if necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.
Regulatory Approvals -- Cautionary Note Regarding Forward-Looking Statements, page 49

2. We note the first sentence in this section stating that the "...Schedule 14D-9 contains
       'forward-looking statements' within the meaning of the Private Securities Litigation
 November 22, 2024
Page 2

       Reform Act of 1995..." The safe harbor provisions of that Act do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the
       Securities and Exchange Act of 1934. Please revise.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions